Exhibit 23.4

Consent of Independent Auditors

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-203110 of TransUnion of our report dated June 11, 2013, relating to the financial statements of Credit Information Bureau (India) Limited as of and for the year ended March 31, 2013 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the preparation of the financial statements in accordance with generally accepted accounting principles in India which differs from accounting principles generally accepted in the United States of America), appearing in the prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte Haskins & Sells LLP

Mumbai

June 12, 2015